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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                                          SEC FILE NUMBER
                                                              0-20600
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                                                           CUSIP NUMBER
                                                            98975W104
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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


[X] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant: ZOLTEK COMPANIES, INC.
         Former Name if Applicable: NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that: [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

         On November 29, 2006, the Registrant's Zoltek Corporation subsidiary received an adverse judgment in a lawsuit against Zoltek Corporation from Structural Polymer Group Limited (SP Systems) and its subsidiary Structural Polymer Systems, Limited where SP Systems alleged that Zoltek Corporation breached a supply agreement relating to Zoltek's carbon fiber product known as Panex 33. The jury in the case rendered verdicts against Zoltek Corporation in the amounts of $21.1 million and $14.9 million, respectively, which verdicts were subsequently entered as judgments against Zoltek Corporation. In order for the Registrant to appeal the judgments, the Registrant will need to secure an appeal bond in the amount of approximately $40 million. The Registrant has been unable to complete its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 without unreasonable effort or expense due to delays resulting from the focus of management's time and attention on a plan to restructure the Registrant's existing debt and equity to provide sufficient funds to secure a bond in connection with the aforementioned judgment. The Registrant expects to fund the appeal bond with $10.0 million of the Registrant's cash on hand, a $10.0 million bank loan collateralized by the Registrant's U. S. real-estate, a $10.0 million loan from the Registrant's Chief Executive Officer who intends to sell a portion of his shares of the Registrant's common stock to generate the loan proceeds, and the proceeds from the exercise of 827,789 warrants for $12.2 million by existing institutional shareholders. The

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Registrant has agreed to issue the existing institutional shareholders an additional 827,789 warrants at an exercise price of $28.06 with a six-year life in exchange for the institutional shareholders agreement to exercise the aforementioned warrants. In the event the Registrant is unable to successfully complete the aforementioned financings, the Registrant may be unable to fund the judgment or post an appeal bond. Unless an unconditional funding of the judgment or bond is completed, the Registrant's financial statements for the fiscal year ended September 30, 2006 may indicate substantial doubt about the Registrant's ability to continue as a going concern for a reasonable period of time. Accordingly, the Registrant is working with its lenders, institutional investors, and Chief Executive Officer to obtain this funding. The focus on obtaining the new funding has delayed management's review over the Annual Report on Form 10-K.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

                  KEVIN SCHOTT           (314)         291-5110
                    (Name)            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 will report net sales of approximately $92.4 million, representing an increase of approximately $37.0 million from net sales of $55.4 million reported by the Registrant for the fiscal year ended September 30, 2005. The increase in net sales was primarily the result of increased carbon fibers and technical fibers products sales, reflecting a continued strong demand for such products, particularly for wind energy applications, as well as capacity increases and operational enhancements. The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2006 will report a net loss from continuing operations of approximately $65.8 million, or $2.91 per share, which is an increase in the net loss from continuing operations of $38.2 million, or $2.12 per share, reported for the


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fiscal year ended September 30, 2005. The increases in net loss from continuing operations were primarily attributable primarily to a $23.1 million charge taken by the Registrant related to the judgment in the lawsuit discussed above and an increase of $12.7 million in non-cash expenses related to the Registrant's convertible debt issuances.

            The Registrant is in the process of conducting an evaluation of the effectiveness of its internal control over financial reporting as of September 30, 2006 in accordance with Section 404 of the Sarbanes Oxley Act of 2002. A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Registrant's evaluation of internal control over financial reporting as of September 30, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002 is ongoing. However, certain control deficiencies relating to the accounting for inventory have been identified to date, which constitute a material weakness. The existence of one or more material weaknesses as of September 30, 2006 precludes a conclusion by management that the Registrant's internal control over financial reporting was effective as of that date. Because management's required evaluation of internal control over financial reporting is not complete, it is possible that the Registrant will identify other control deficiencies, and there can be no assurance that such control deficiencies would not, individually or in the aggregate, constitute a material weakness.

                            ZOLTEK COMPANIES, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 15, 2006                By /s/ Kevin Schott
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                                          Kevin Schott




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